

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 19, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of SPROTT ETF TRUST, under the Exchange Act of 1934:

- Shares of beneficial interest, no par value, of: Sprott Gold Miners ETF
- Shares of beneficial interest, no par value, of Sprott Junior Gold Miners ETF

Sincerely,